MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

29 March 2007

RECEIVED
2007 APR -3 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

07022096

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 29th of March 2007, the Company filed with the London Stock Exchange announcements regarding Notifications of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
APR 09 2007
THOMSON FINANCIAL

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-070329

part of MYTRAVEL group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England.
Company Registration No. 742748

RECEIVED
2007 APR -3 A 9:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
   MyTravel Group plc

2. **Reason for the notification** (place an X inside the appropriate bracket/s)
   An acquisition or disposal of voting rights: ( )

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : (x)
   Initial disclosure under the Financial Services Authority's Disclosure Transparency Rules

3. **Full name of person(s) subject to the notification obligation:**
   Standard Life Investments Ltd

4. **Full name of shareholder(s)** (if different from 3.) :
   Vidacos Nominees

5. **Date of the transaction (and date on which the threshold is crossed or reached if different):**
   23 March 2007

6. **Date on which issuer notified:**
   27 March 2007

7. **Threshold(s) that is/are crossed or reached:**
   Direct voting rights exceed 8%, indirect voting rights exceed 6% and total voting rights exceed 14%

8. **Notified details:**
   Initial disclosure under the Financial Services Authority's Disclosure Transparency Rules

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB00B06BLB41	Initial disclosure	Initial disclosure

RECEIVED

2007 APR -3 A 9:29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
	37,656,909	37,656,909	31,741,766	8.135%	6.857%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
69,398,675	14.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:

....

11. **Number of voting rights proxy holder will cease to hold:**

....

12. **Date on which proxy holder will cease to hold voting rights:**

....

13. **Additional information:**

....

14. **Contact name:**

M J Vaux

15. **Contact telephone number:**

01706 742 6142

Name and signature of authorised company official responsible for making this notification:

Mike Vaux, Assistant Company Secretary

Date of notification – 29 March 2007

Facsimile

To:	**Greg J McMahon** **Company Secretary** **MyTravel Group PLC** **Holiday House** **Sandbrook Park** **Sandbrook Way** **ROCHDALE** **OL11 1SA**	**Tel:** **Fax:**	**(01706) 742 000** **(01706) 742 650**

From:	Transaction Control Citigroup 1 Greenside Row EDINBURGH EH1 3AJ	**Tel:** **Fax:**	(0131) 524 2841 (0131) 524 2920

Date: 27 March 2007

RE: DISCLOSURE UNDER CHAPTER 5 OF THE FINANCIAL SERVICES AUTHORITY'S DISCLOSURE TRANSPARENCY RULES

Dear Mr McMahon,

Please find following a notification of major interests in shares.

If there are additional holdings that you feel should be subject to the disclosure, please contact us ASAP.

Yours sincerely,

GB

Transaction Control Authorised Signatory

citigroup

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**MyTravel Group PLC**

2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☐
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): **Initial disclosure under the Financial Services Authority's Disclosure Transparency Rules.**	☒

3. Full name of person(s) subject to the notification obligation:	**Standard Life Investments Ltd**
4. Full name of shareholder(s) (if different from 3.):	**Vidacos Nominees**
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	**23 March 2007**
6. Date on which issuer notified:	**27 March 2007**
7. Threshold(s) that is/are crossed or reached:	**Direct voting rights exceed 8%, indirect voting rights exceed 6% and total voting rights exceed 14%.**
8. Notified details:	**Initial disclosure under the Financial Services Authority's Disclosure Transparency Rules**

Received Time 27.Mar. 16:05

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN code	GB00B06BLB41

Situation prior to the triggering transaction

Number of shares	Number of voting rights
Initial disclosure	**Initial disclosure**

Resulting situation after the triggering transaction

Number of shares	Number of voting rights		% of voting rights	
Direct	Direct	Indirect	Direct	Indirect
37,656,909	**37,656,909**	**31,741,766**	**8.135%**	**6.857%**

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A + B)

Number of voting rights	% of voting rights
69,398,675	**14.993%**

Received Time 27.Mar. 16:05

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	**Greg J McMahon, Company Secretary**
15. Contact telephone number:	**(01706) 742 000**

Received Time 27. Mar. 16:05

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
   MyTravel Group plc

2. **Reason for the notification** (place an X inside the appropriate bracket/s)
   An acquisition or disposal of voting rights: (x)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )
   ....

3. **Full name of person(s) subject to the notification obligation:**
   Aviva plc & Its subsidiaries

4. **Full name of shareholder(s)** (if different from 3.) :
   BNY Norwich Union Nominees Limited – 3,486,489*
   Chase GA Group Nominees Limited – 7,384,624*
   Chase Nominees Limited – 305,959*
   CUIM Nominee Limited – 2,552,676*

   *Denotes direct interest

5. **Date of the transaction (and date on which the threshold is crossed or reached if different):**
   27 March 2007

6. **Date on which issuer notified:**
   29 March 2007

7. **Threshold(s) that is/are crossed or reached:**
   3% to 2% Change at Direct Interest Level

8. **Notified details:**

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**	
	Number of shares	**Number of voting Rights**

Ord Shares GB00B06BLB41	22,495,578	22,495,578

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
	13,729,748	13,729,748	Not Disclosable	2.96%	Not Disclosable

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B) Number of voting rights	% of voting rights
13,729,748	2.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

....

Proxy Voting:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:
Neil Whittaker

15. Contact telephone number:
01603 684420

Name of contact and telephone numbers for queries:
Mike Vaux – 01706 74 6142

Name and signature of authorised company official responsible for making this notification:
Mike Vaux, Assistant Company Secretary

Date of notification – 29 March 2007

AVIVA

Aviva plc
PO Box 89
Surrey Street
Norwich NR1 3DR

Facsimile

To:	The Company Secretary MyTravel Group plc	Fax:	01706 742117
From:	Denise Peart Global Reporting Unit Aviva plc	Fax: Direct Tel:	01603 680660 01603 843362
Date:	29 March 2007	Pages:	8 including cover
Subject:	DTR5 Notification		

Please find attached a copy notification, the original has been posted to you.

Please contact me if you have any queries.

Yours faithfully

Denise Peart

Denise Peart
for and on behalf of
Aviva plc

AVIVA

Aviva plc PO Box 89 Surrey Street Norwich NR1 3DR www.aviva.com

The Company Secretary
MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Direct Line: 01603 843362
Fax: 01603 680660
Our Ref: GRU/DP

29 March 2007

Dear Sir

MYTRAVEL GROUP PLC – ISIN GB00B06BLB41

The attached notification is provided to you, on behalf of Aviva plc and its subsidiaries, and in fulfilment of the obligations imposed by Section DTR5 of the FSA's Disclosure & Transparency rules.

Please note that a copy of this notification has also been sent to the Financial Services Authority.

If in future you would prefer to receive these notifications via e-mail please could you provide a suitable e-mail address that could be used for this purpose. Please direct your reply to globrep@norwich-union.co.uk.

Yours faithfully

Denise Peart

Denise Peart
for and on behalf of
Aviva plc

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	MyTravel Group plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):______________________	☐

3. Full name of person(s) subject to the notification obligation	Aviva plc & its subsidiaries
4. Full name of shareholder(s) (if different from 3.)	Registered Holder: BNY Norwich Union Nominees Limited 3,486,489* Chase GA Group Nominees Limited 7,384,624* Chase Nominees Limited 305,959* CUIM Nominee Limited 2,552,676* * denotes direct interest

5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]	27 March 2007
6. Date on which issuer notified:	29 March 2007
7. Threshold(s) that is/are crossed or reached:	3% to 2% Change at Direct Interest Level
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction[vi]		Resulting situation after the triggering transaction[vii]				
	Number of Shares	Number of Voting Rights[viii]	Number of shares	Number of voting rights[ix]		% of voting rights	
			Direct	Direct[x]	Indirect[xi]	Direct	Indirect
Ordinary Shares GB00B06BLB41	22,495,578	22,495,578	13,729,748	13,729,748	Not Disclosable	2.97%	Not Disclosable

B: Financial Instruments

Resulting situation after the triggering transaction[xii]				
Type of financial instrument	Expiration date[xiii]	Exercise/ Conversion Period/ Date[xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)	
Number of voting rights	% of voting rights
13,729,748	2.97% 2.96% ✓

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
See Section 4

Proxy Voting:	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	

12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Figures are based on a total number of voting rights of 462,885,928.
14. Contact name:	Neil Whittaker
15. Contact telephone number:	01603 684420

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES [xvi]

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	
Contact address (registered office for legal entities)	
Phone number	
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable [xvii]	
Full name	
Contact address	

Phone number	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

Notes

---

i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv] Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

[v] The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

[viii] Direct and indirect

[ix] In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

[x] Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

[xi] Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

[xii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

[xiii] date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

[xiv] If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

[xv] The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xvi] This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

28 March 2007

RECEIVED
2007 APR -3 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 22nd, 26th, 27th and 28th of March 2007, the Company filed with the London Stock Exchange announcements regarding Notifications of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

part of MYTRAVEL group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England.
Company Registration No. 742748

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Legal & General Group Plc (Group), Legal & General Investment Management Limited (LGIM).

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not supplied

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Legal & General Group plc (L&G), Legal & General Assurance Society Limited (LGAS & LGPL) & Legal & General Assurance (Pensions Management) Limited (PMC)

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class
Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

23 March 2007

11. Date company informed

27 March 2007

12. Total holding following this notification

48,172,516 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

10.40% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux , Assistant Company Secretary

Date of notification

27 March 2007

FSA

Financial Services Authority

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	MyTravel Group Plc
2. Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
3. Full name of person(s) subject to the notification obligation[iii]:	Legal & General Group Plc (Group) Legal & General Investment Management Limited (LGIM)
4. Full name of shareholder(s) (if different from 3.)[iv]:	Legal & General Group Plc (L&G) Legal & General Assurance Society Limited (LGAS & LGPL) Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached[v]:	23/03/2007
6. Date on which issuer notified:	27/03/2007
7. Threshold(s) that is/are crossed or reached:	From 5% to 10% (Group)

	From 5% to 10% (LGIM)

8. Notified details:

A: Voting rights attached to shares							
Class/type of shares	Situation previous to the Triggering transaction[vi]		Resulting situation after the triggering transaction[vii]				
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights[viii]	Number of shares	Number of voting rights[ix]		% of voting rights	
			Direct	Direct[x]	Indirect[xi]	Direct	Indirect
Ord GBP 0.30	45,707,949	45,707,949	41,055,663	41,055,663	7,116,853	8.869	1.537

B: Financial Instruments				
Resulting situation after the triggering transaction[xii]				
Type of financial instrument	Expiration date[xiii]	Exercise/ Conversion Period/ Date[xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
48,172,516	10.40

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

Legal & General Group Plc (Direct and Indirect) (Group)
(48,172,516 – 10.40% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (48,172,516 – 10.40% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM)
(48,172,516 – 10.40% = Total Position)

Legal & General Group Plc (Direct) (L&G) (41,055,663 = 8.86% LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (13,963,127 – 3.01% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (13,963,127 – 3.01% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGAS & LGPL) (27,092,536 – 5.85% = LGAS & LGPL)

Legal & General Assurance Society Limited (LGAS & LGPL) (27,092,536 – 5.85% = LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using total voting rights figure of 462,885,928
14. Contact name:	Helen Lewis
15. Contact telephone number:	020 7528 6742

Notes to the Forms

---

i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h) , the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2 unless the holdings of the shareholder would be lower than 5% of the total number of voting rights.

v The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect. For passive crossings, the date when the corporate event took effect.

vi Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 5%, please state 'below 5%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 5%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights to shares held by notifying party (DTR 5.1)

xi Voting rights held by the notifying party independently of any holding of shares (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 5%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting form the [date]

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd	3,486,489*
Chase GA Group Nominees Ltd	7,384,624*
Chase Nominees Ltd	305,959*
CUIM Nominee Ltd	2,839,495*
Chase Nominees Ltd	2,801,684
CUIM Nominee Ltd	838,105
State Street Nominees Ltd	1,255,417
Vidacos Nominees Ltd	3,583,805

*denotes direct interest

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

22 March 2007

11. Date company informed

23 March 2007

12. Total holding following this notification

22,495,578 30p ordinary shares

13. Total percentage holding of issued class following this notification

4.86% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

26 March 2007

AVIVA

Aviva plc
PO Box 89
Surrey Street
Norwich NR1 3DR

To process on Monday.

Facsimile

To:	The Company Secretary MyTravel Group plc	Fax:	01706 742117
From:	Margaret Watts Global Reporting Unit *Aviva plc*	Fax: Direct Tel:	01603 680660 01603 684421
Date:	23 March 2007	Pages:	8 including cover
Subject:	DTR5 Notification		

Please find attached a copy notification, the original has been posted to you.

Please contact me if you have any queries.

Yours faithfully

Margaret Watts

Margaret Watts
for and on behalf of
Aviva plc

AVIVA

Aviva plc PO Box 89 Surrey Street Norwich NR1 3DR www.aviva.com

The Company Secretary
MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Direct Line: 01603 684421
Fax: 01603 680660
Our Ref: GRU/MAW

23 March 2007

Dear Sir

MYTRAVEL GROUP PLC – ISIN GB00B06BLB41

The attached notification is provided to you, on behalf of Aviva plc and its subsidiaries, and in fulfilment of the obligations imposed by Section DTR5 of the FSA's Disclosure & Transparency rules.

Please note that a copy of this notification has also been sent to the Financial Services Authority.

If in future you would prefer to receive these notifications via e-mail please could you provide a suitable e-mail address that could be used for this purpose. Please direct your reply to globrep@norwich-union.co.uk.

Yours faithfully

Margaret Watts

Margaret Watts
for and on behalf of
Aviva plc

FSA

Financial Services Authority

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	MyTravel Group plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):______	☐

3. Full name of person(s) subject to the notification obligation[iii]:	Aviva plc & its subsidiaries
4. Full name of shareholder(s) (if different from 3.)[iv]:	Registered Holder: BNY Norwich Union Nominees Limited 3,486,489* Chase GA Group Nominees Limited 7,384,624* Chase Nominees Limited 305,959* CUIM Nominee Limited 2,839,495* * denotes direct interest Chase Nominees Limited 2,801,684

	CUIM Nominee Limited 838,105 State Street Nominees Limited 1,255,417 Vidacos Nominees Limited 3,583,805
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	22 March 2007
6. Date on which issuer notified:	23 March 2007
7. Threshold(s) that is/are crossed or reached:	5% to 4% Change at Combined Interest Level
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares *if possible using the ISIN CODE*	Situation previous to the Triggering transaction[vi]		Resulting situation after the triggering transaction[vii]				
	Number of Shares	Number of Voting Rights[viii]	Number of shares	Number of voting rights[ix]		% of voting rights	
			Direct	Direct[x]	Indirect[xi]	Direct	Indirect
Ordinary Shares GB00B06BLB41	25,852,478	25,852,478	14,016,567	14,016,567	8,479,011	3.03%	1.83%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
		N/A		

Total (A+B)	
Number of voting rights	% of voting rights
22,495,578	4.86%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
See Section 4

Proxy Voting:

10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Figures are based on a total number of voting rights of 462,885,928.
14. Contact name:	Neil Whittaker
15. Contact telephone number:	01603 684420

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES [xvi]

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	
Contact address (registered office for legal entities)	
Phone number	
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable [xvii]

Full name	
Contact address	
Phone number	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

Notes

---

i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, *if he can exercise the* voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- *in the circumstances foreseen in* DTR5.2.1 *(g)*, the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of *financial instruments who is the counterparty* to the natural person or legal entity referred to in DTR5.2.

v The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, *introducing changes to or terminating an agreement.*

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights *'indirect holdings', please split the voting rights number and percentage* into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three *months starting from the* [date]

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

19 March 2007

11. Date company informed

21 March 2007

12. Total holding following this notification

21,461,472 ordinary shares

13. Total percentage holding of issued class following this notification

4.63% of the 30p ordinary shares

14. Any additional information

Not supplied

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

22 March 2007

Central Compliance

BY FAX AND POST

Deutsche Bank

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Tel: +44 (0) 20 7545 8000

Direct Line: +44 20 7547 3130
Direct Fax: +44 20 7547 3836

21 March 2007

MyTravel Group Plc
Holiday House
Sandbrook Park
Rochdale
OL11 1SA

Dear Sirs,

Disclosure of Holdings

Please find attached a notification in accordance with DTR 5 of the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006, of the holdings of Deutsche Bank AG and its subsidiary companies in the shares of MyTravel Group Plc.

Deutsche Bank AG, London is a branch of Deutsche Bank AG, a corporation domiciled in Frankfurt, Germany.

If you require further information in respect of this notification please contact David Lindsay or Andrew Anderson in the Compliance Department of Deutsche Bank AG, London.

Yours faithfully

for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

P:\Significant Shareholdings\UK Proprietary\TD 2007\MyTravel Group letter.doc JG

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	MyTravel Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):______________________________	☐

3. Full name of person(s) subject to the notification obligation[iii]:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.)[iv]:	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	19/03/2007
6. Date on which issuer notified:	21/03/2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction[vi]		Resulting situation after the triggering transaction[vii]				
	Number of Shares	Number of Voting Rights[viii]	Number of shares	Number of voting rights[ix]		% of voting rights	
			Direct	Direct[x]	Indirect[xi]	Direct	Indirect
GB00B06BLB41	25,693,762	27,515,495	21,461,472	21,461,472		4.64%	

B: Financial Instruments

Resulting situation after the triggering transaction[xii]				
Type of financial instrument	Expiration date[xiii]	Exercise/ Conversion Period/ Date[xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
21,461,472	4.64%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	David Lindsay\Andrew Anderson
15. Contact telephone number:	+00 44 207 545 8533\8532

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES [XVI]

END